22 March 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
First Half Results 2005
Appointment of Company Secretary

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours
DAVID JONES LIMITED

Caroline Waldron
Company Secretary and General Counsel

Tel: (02) 9266 5130
Fax: (02) 9261 5717
email: cwaldron@davidjones.com.au

4/5



ASX AND MEDIA RELEASE

For Immediate Distribution

22 March 2005

DAVID JONES LIMITED
APPOINTMENT OF COMPANY SECRETARY

David Jones Limited (DJS) today announced the appointment of Ms Caroline Waldron as Company Secretary effective from 21 March 2005.

Ms Waldron joined David Jones on 7 February 2005 as General Counsel and has more than 10 years experience working with Boards of Directors and senior management in public listed companies in Australia and New Zealand.

David Jones Chairman Mr Robert Savage said, "We are delighted to have someone of Caroline's calibre join our Company. The Board and I welcome her as Company Secretary and look forward to working closely with her."

ENDS

FOR FURTHER INFORMATION CONTACT:

Helen Karlis
General Manager Corporate Affairs and Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

ASX AND MEDIA RELEASE

For Immediate Distribution

22 March 2005

DAVID JONES LIMITED REPORTS RECORD 1H05 PROFIT* UP 22% AND 20% INCREASE IN INTERIM DIVIDEND

- **Record 1H05 Profit** – highest first half profit reported by David Jones since listing in 1995
- **Strong Business Model** will enable the Company (through Cost Efficiency savings, Inventory management & the Credit Card business) to **outperform the economic cycle**
- Evidence of David Jones' strong business model can be seen in 1H05 Result
- **1H05 Net Profit after Tax* (NPAT) up 22%** ($52.9 mil 1H05 vs. $43.4 mil 1H04)
- Total Company **'EBIT to Sales Ratio' up 100 basis points** (7.8% 1H05 vs. 6.8% 1H04)
- **Department Store EBIT up 19.7%**
- **Credit Card EBIT up 24.4%**
- **Cost of Doing Business reduced by 120 basis points** – 31.1% (1H05) vs. 32.3% (1H04) – will achieve Strategic Review **Cost Efficiency target one year ahead of schedule**
- **Cost Efficiency Program** on track to deliver **20-40 basis points reduction in the CODB** percentage in **FY06 – further Cost Efficiencies to continue in FY07 & FY08**
- **1H05 Gross Profit Margins of 37.2%** - on track to meet FY05 target range of 36.5% - 36.9%
- **Interim Dividend of 6 cents per share (fully franked)** declared – **up 20%** on 1H04 (5 cents per share) – confident of delivering **dividend growth year-on-year** (FY05 – FY08)

1H05 FINANCIAL PERFORMANCE

David Jones Limited (DJS) today reported **Net Profit after Tax* (NPAT) of $52.9 million** for the first half of the 2005 financial year ended 29 January 2005 (1H05). This represents an increase of 22% on NPAT for 1H04 ($43.4 million).

David Jones Chief Executive Officer Mr Mark McInnes said, "Our 1H05 Profit result is the strongest first half profit result that our Company has reported since listing in 1995. I am pleased to report that to date we have not only delivered on, but also outperformed our Strategic Review targets, in particular in the area of Cost Efficiencies.

"We are cognisant however, that since the announcement of the Strategic Review we have experienced favourable retail conditions and that the true test of our business model will be to trade through the expected slowdown in consumer spending in 2H05 and FY06.



"We are confident that our business model will enable us to outperform the economic cycle, even in times of slower revenue growth.

"Our confidence stems from our Cost Efficiencies program, our Credit Card business and our tight Inventory Management, which we believe will, in the absence of any new developments, enable David Jones to deliver 5% - 10% Net Profit after Tax growth and attractive dividends for shareholders in FY05, FY06, FY07 and FY08, regardless of the expected slowdown in consumer spending in 2H05 and FY06 ," Mr McInnes said.

As announced on 22 February 2005, David Jones' **Sales Revenue** grew by 5.5% in 1H05 (from $926.3 million in 1H04 to $977.7 million in 1H05).

The Company's **Earnings before Interest and Tax (EBIT)** for the first six months of FY05 was $76.5 million **up 20.7%** on 1H04 ($63.4 million). The **"EBIT to Sales Ratio"** for 1H05 was 7.8%, which represents an increase of 100 basis points on 1H04 (6.8%).

A key contributor to the Company's 1H05 Profit result was the strong performance of its **Core Department Store** business, which reported a **19.7% increase in EBIT** to $59.6 million in 1H05 from $49.8 million in 1H04. Core Department Store EBIT to Sales Ratio increased from 5.4% in 1H04 to 6.1% in 1H05.

David Jones' **Credit Card business** also delivered an excellent result. It reported a **24.4% increase** in EBIT from $12.3 million in 1H04 to $15.3 million in 1H05.

The **Total Cost of Doing Business (CODB)** percentage for 1H05 was 31.1%, an **improvement of 120 basis points** on the CODB percentage in 1H04 (32.3%).

Gross Profit Margin for the first half of FY05 was 37.2% (compared to 37.7% in 1H04). This reflects the increasingly competitive environment in 1H05, the shift in category mix to lower margin items such as iPods and the growing trend for consumers to hold off some of their pre-Christmas purchases until January Clearance. These factors were flagged in David Jones' 1Q05 and 2Q05 Sales announcements and the Company is confident that in spite of these conditions, it is well positioned to achieve its FY05 Gross Profit Margin target of 36.5% - 36.9%.

Capital Expenditure for FY05 will be **less than** the Strategic Review **$50 million cap** for FY05, given the tight scrutiny of all capital projects.

The Company continued its track record of tight **Stock management**, with aged stock inventory levels for the Group being maintained below 5% of total inventory.

STRATEGIC REVIEW UPDATE & OUTLOOK

Since announcement of the Strategic Review in June 2003, management has implemented initiatives that have enabled the Company (to date) to achieve the targets and milestones set out in the Strategic Review.

Mr McInnes said, "Our 1H05 Result and our increased dividend to shareholders in 1H05 is testament to the fact that the business model we have developed and implemented as a result of our 2003 Strategic Review, is delivering strong financial results and returns for our shareholders.

"As we stated at the time of our Strategic Review announcement in June 2003 and at our FY04 Results, our business model recognizes that we are a trading company capable of generating strong cash flows and that our revenue can be impacted by the economic cycle.

"It is for this reason that our business model is premised on a dual-pronged strategy of identifying and implementing both Revenue Generating Initiatives (incorporating further brand rollouts) and Financial Disciplines that impact each of the operating lines of our business and enable us to outperform the economic cycle over the long term," Mr McInnes said.

In areas of Financial Discipline such as Cost Efficiencies, the Company has made outstanding progress. Evidence of this is the fact that the Company's forecast CODB percentage for FY05 will not only exceed the Strategic Review target for the full 2005 financial year (this target being a 0.2% improvement in CODB) but will also achieve the Strategic Review CODB reduction target for FY06 (being a further reduction of 0.2%).

Mr McInnes said, "Whilst we have made excellent progress to date in our Cost Efficiencies Program, we believe, based on work we have undertaken to date, that there are significant additional savings to be generated through Cost Efficiencies in FY06, FY07 and FY08."

OUTLOOK – 2H05

Commenting on the outlook for the business over the next six months, Mr McInnes said, "Our Company has for some time stated that we anticipate a slowdown in consumer spending in 2H05.

"We have spent considerable time over the past six months preparing our business for this slowdown and ensuring we have measures in place to enable the Company to outperform the economic cycle by delivering NPAT growth at the top end of our 5% - 10% guidance in FY05 and an attractive full year dividend to shareholders," Mr McInnes said.

Management believes it will be able to deliver its targeted PAT growth in FY05 and strong dividends, despite the expected slowdown in consumer spending in 2H05, through its:

- **Cost Efficiencies:** The Company's Cost Efficiency Program is already generating the targeted savings for FY05 and work is well progressed on Cost Efficiency initiatives that will deliver significant savings in FY06, although some of the costs relating to implementation of these initiatives will be incurred in 2H05;
- **Credit Card:** The Credit Card business has a track record of being less susceptible to slowdowns in consumer spending, evidence of this being the EBIT growth delivered each year by this business in the period FY00 to FY04 inclusive. As these growth initiatives are now stabilizing, management expects the Credit Card business to deliver EBIT growth at the top end of its guidance range of 5% - 10% in 2H05; and
- **Category Mix, Inventory & Labour Productivity:** The Company will carefully manage its category mix and labour productivity in 2H05 to match customer demand and to ensure the most efficient use of inventory and labour without compromising service levels.

FY06

Management is also confident that in FY06, the business will deliver 5% - 10% NPAT growth over FY05 and an attractive dividend to shareholders in an environment which independent economists are forecasting a slowdown in consumer spending.

Based on the forecasts of independent economists, the Company expects flat Sales Revenue growth in FY06 and Gross Profit margins to be at the lower end of its target range of 36.5% - 36.9% (due to increased competitive pressure in the slower consumer spending environment).

In the event that consumer spending in FY06 is stronger than the independent experts anticipate, the Company will be well positioned to capitalize on the increased spending and deliver stronger Sales growth. If however the independent economists' forecasts are accurate, management is confident that the Company's business model will enable it to continue to deliver attractive shareholder returns through:

- Cost Efficiencies: Significant progress has been made to date in implementing Cost Efficiency initiatives, the full benefit of which will be realized in FY06 – in particular in the areas of Non-Merchandise Procurement, Supply Chain and the implementation of "Better Business Teams" within the business. The Company's FY06 Cost Efficiencies target is a **20-40 basis point reduction in the CODB** percentage over our forecast base in FY05;
- Credit Card: The strength of the Credit Card business which has a track record of delivering year-on-year EBIT growth even in times of economic slowdown. Management expects the EBIT growth rate of the Credit Card business will stabilize following four years of outstanding growth and will deliver EBIT growth of 5% - 10% in FY06, cycling off a high base in FY05; and
- Capital Expenditure: Strict adherence to the Strategic Review $50 million p.a. cap on Capital Expenditure.

PHASE 2 STRATEGIC REVIEW: FY07 & FY08

The Strategic Review announced in June 2003 provided details of a 3-year plan covering FY04, FY05 and FY06. Over the past 6 months management has commenced work on Phase 2 of the Strategic Review, identifying and implementing initiatives that will deliver benefits in FY07 and FY08.

Mr McInnes said, "We are confident that our business model will continue to enable us to deliver 5% - 10% Net Profit after Tax growth and attractive dividends for shareholders throughout Phase 2 of the Strategic Review, namely FY07 and FY08."

FY07: Management expects Sales Revenue growth of 2.5% - 4% in FY07, to be driven by strengthening consumer spending and the new Queen Street, Brisbane store (due to open in mid 2006).

Independent economists are forecasting a mild strengthening of consumer spending in FY07, which should translate into like-for-like Sales Revenue growth of approximately 1% - 2% for David Jones' Core Department Store business.

In addition, the Company's new Queen Street, Brisbane store (which is scheduled to open in its entirety in mid 2006, with twice the floor space of the existing Queen Street store) is also expected to generate strong Sales Revenue growth.

Apart from Sales Revenue growth, the Company has targeted a further 0.1% - 0.2% net reduction in the CODB percentage for FY07 and will again enforce its $50 million cap on Capital Expenditure.

Gross Profit Margins are expected to improve in FY07 to the middle of the Company's target range of 36.5% - 36.9%.

The Credit Card business is expected to continue its EBIT growth rate of 5% - 10% in FY07.

FY08: It is premature at this stage to provide guidance on Sales growth for FY08, although independent economists suggest this period could see a return to stronger consumer spending. Expected Sales growth guidance for FY08 will be provided in due course as the Company trades through 2H05 and FY06. The Company is targeting further savings in FY08 through its Cost Efficiencies Program, 5% - 10% EBIT growth in the Credit Card business and to maintain its $50 million cap on Capital Expenditure.

SHAREHOLDER REWARDS PROGRAM

As stated at the time of the FY04 Results, the Company has been monitoring customer response to David Jones Shareholder Rewards following the cessation of the Coles Myer shareholder card on 31 July 2004. This review has considered the broader competitive loyalty market, with a view to assessing how best to generate value for all shareholders.

Mr McInnes said, "On the basis of our review, the Board has decided to retain and restructure the existing David Jones Shareholder Rewards Loyalty Program, to ensure that it is positioned as the most attractive department store loyalty offering in the market and generates value for all shareholders."

The restructure of the David Jones Shareholder Rewards Program involves a two-staged process. The $50 Annual Fee will be eliminated immediately (effective 22 March 2005) and as from 1 July 2005 the Program will:

- adopt **a flat 3% discount rate for all merchandise categories**. Under the current Program a 7.5% discount rate applies to Apparel, Cosmetics and Homewares and a 3% discount rate applies to all Electrical, Furniture, Home-office and Food categories; and
- **reduce the minimum shareholding for eligibility** to participate in the Program from 2000 to 1500 ordinary David Jones shares.

The restructure is expected to deliver **net cost savings of $2.5 - $3.5 million p.a.** (after taking into account marketing costs in promoting and communicating the new terms of the Program).

Mr McInnes said, " We spent considerable time reviewing our Loyalty Offering and the offerings of our competitors in the market since the cessation of the Coles Myer shareholder discount card on 31 July 2004.

"Our review concluded that there is considerable goodwill associated with the David Jones Shareholder Reward Program amongst our customers. In particular, they appreciate the simplicity of our Program - the fact that it is easy to use and understand, with 'one card, one statement and one reward structure'.

"We believe that the improvements we are introducing through our restructure of the Program (including abolition of the Annual Fee and a reduction in the minimum shareholding threshold) will not only make the program more accessible to a broader range of customers, but will also make it the most attractive department store Loyalty Offering on the market," Mr McInnes said.

CASHFLOW

The Company's underlying cash position remains strong with $103.7 million cash on hand as at the end of 1H05 (compared to $90.1 million at the end of 1H04).

Net cashflow in the half was positive, although less than 1H04 due to higher payments relating to tax and dividends, and the reversal of working capital items due to timing differences (as flagged in the FY04 results).

CAPITAL MANAGEMENT

The Company's Capital Management review (in conjunction with independent advisers Gresham Partners) is progressing well. Given that one of the major components of the Capital Management review relates to the renegotiation of significant financial arrangements that are due for completion with third parties in November 2005, the Company has decided (in conjunction with its advisors) that it is prudent to wait until this process is further progressed before making any final decisions about its Capital Management alternatives.

"We believe that our Capital Management review will identify opportunities to unlock value that will enable us to continue to improve shareholder returns," Mr McInnes said.

A further update will be provided when additional progress is made.

INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of 6 cents per ordinary share (fully franked) for the six months ending 29 January 2005.

This represents a 20% increase on the interim dividend declared and paid in 1H04 (which was 5 cents per ordinary share fully franked) and is an indication of the Board's and management's confidence in the David Jones business model and its ability to deliver NPAT growth and dividend growth in the years ahead, regardless of any cyclical slowdown in consumer spending.

ENDS

FOR FURTHER INFORMATON CONTACT:

Helen Karlis
General Manager Corporate Affairs and Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

NOTES:

** NPAT is Net Profit after Tax but before Reset Preference Share dividends.*

PROFIT SUMMARY	Consolidated 1H 2005 $m	Consolidated 1H 2004 $m	Change %
Total Sales	977.7	926.3	+ 5.5%
Gross profit - Department stores % to sales - department stores	363.4 37.2%	348.9 37.7%	+ 4.2%
Cost of Doing Business % to sales - department stores	303.8 31.1%	299.1 32.3%	+ 1.6%
EBIT - Department stores % to sales - department stores	59.6 6.1%	49.8 5.4%	+ 19.7%
Credit	15.3	12.3	+ 24.4%
Property	1.6	1.4	+ 14.3%
EBIT - Total % to total sales	76.5 7.8%	63.4 6.8%	+ 20.7%
Net interest income / (expense)	0.8	(1.1)	N/A
Profit before tax	77.3	62.3	+ 24.1%
Income tax expense	24.4	18.9	+ 29.1%
Profit after tax	52.9	43.4	**+ 21.9%**

DIVIDEND INFORMATION	1H 2005 cps	1H 2004 cps	Change %
Basic EPS	12.1	9.9	+ 22.2%
Dividends on ordinary shares	6.0	5.0	+ 20%

ASX LISTING RULE 4.2A.3

Appendix 4D
Interim Financial Report

DAVID JONES LIMITED INTERIM FINANCIAL REPORT

ABN 75 000 074 573	Current Reporting Period:	26 Weeks ended 29 January 2005
	Previous Corresponding Period:	26 Weeks ended 24 January 2004

For announcement to the market

				$A'000
Revenues from ordinary activities	Up	5.86%	to	$1,012,339
Profit from ordinary activities after tax attributable to members	Up	21.91%	to	$52,893
Net profit for the period attributable to members	Up	21.91%	to	$52,893

Dividends – Ordinary Shares	Amount per security	Franked amount per security
2005 Interim dividend declared 22 March 2005 (payable 5 May 2005)	6¢	6¢
2004 Final dividend (paid 9 November 2004)	6¢	6¢
Previous corresponding period		
2004 Interim dividend (paid 4 May 2004)	5¢	5¢
2003 Final dividend (paid 5 November 2003)	3¢	3¢

Record date for determining entitlements to the interim dividend	4 April 2005

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer to attached ASX and Media Release and Notes to this Interim Financial Report.

Net Tangible Asset Backing	Current Period	Previous Corresponding Period
Net tangible asset backing per ordinary security	$1.03	$0.98

The attached 2005 accounts of David Jones Limited and its Controlled Entities have been subject to review.

DIRECTORS REPORT

Your directors present their report on the Consolidated Entity consisting of David Jones Limited and the entities it controlled at the end of, or during, the half-year ended 29 January 2005.

Directors

The following persons were directors of David Jones Limited during the whole of the half-year and up to the date of this report:

Robert Savage	Chairman and independent Non-Executive Director
John Coates AO	Deputy Chairman and independent Non-Executive Director
Mark McInnes	Chief Executive Officer and Executive Director
Stephen Goddard	Finance Director and Executive Director
Reginald Clairs AO	Independent Non-Executive Director
Paula Dwyer	Independent Non-Executive Director
John Harvey	Independent Non-Executive Director
Katie Lahey	Independent Non-Executive Director

Review of Operations

Comments on the operations and the results of those operations are shown on pages 1 to 7 of this Financial Report.

Auditors' Independence Declaration

A copy of the Auditors' Independence Declaration as required under Section 307C of the *Corporations Act 2001* is set out on page 29.

Rounding of Amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australia Securities & Investments Commission, relating to the "rounding of" amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

This report is made in accordance with a resolution of the directors.

Sd/-

Robert Savage
Chairman

Sd/-

Mark McInnes
Chief Executive Officer

22 March 2005

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE 26 WEEKS ENDED 29 JANUARY 2005 AND 26 WEEKS ENDED 24 JANUARY 2004

	NOTE	*CONSOLIDATED* 2005 $000	*CONSOLIDATED* 2004 $000
Revenue from sale of goods	2	977,722	926,328
Cost of sales		(614,286)	(577,454)
Gross profit		363,436	348,874
Other revenues from ordinary activities	2	34,617	29,936
Employee benefits expense		(156,730)	(148,212)
Lease and occupancy expenses		(80,076)	(84,455)
Depreciation and amortisation		(18,528)	(21,601)
Advertising, merchandising and visual expenses		(34,362)	(25,228)
Administration expenses		(13,888)	(17,725)
Borrowing costs		(1,099)	(2,246)
Carrying amount of assets sold		(571)	(10)
Other expenses from ordinary activities		(15,530)	(17,079)
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		77,269	62,254
Income tax expense relating to ordinary activities		(24,376)	(18,866)
NET PROFIT FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		52,893	43,388
TOTAL REVENUE AND EXPENSES ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY RECOGNISED DIRECTLY IN EQUITY		–	–
TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		52,893	43,388
Basic earnings per share	4	12.1 Cents	9.9 cents
Diluted earnings per share	4	11.5 Cents	9.4 cents

The consolidated statement of financial performance is to be read in conjunction with the accompanying notes, set out on pages 13 to 25.

STATEMENT OF FINANCIAL POSITION

FOR THE 26 WEEKS ENDED 29 JANUARY 2005 AND 26 WEEKS ENDED 24 JANUARY 2004

	NOTE	CONSOLIDATED 29 JANUARY 2005 $000	CONSOLIDATED 31 JULY 2004 $000	CONSOLIDATED 24 JANUARY 2004 $000
CURRENT ASSETS				
Cash assets		**103,729**	97,844	90,073
Receivables		**49,830**	48,708	44,061
Inventories		**309,105**	306,190	290,775
Land and buildings held for sale		**26,011**	26,152	26,296
Prepayments		**5,070**	7,186	4,940
TOTAL CURRENT ASSETS		**493,745**	486,080	456,145
NON-CURRENT ASSETS				
Plant and equipment		**223,788**	229,577	216,202
Intangibles		**9,369**	10,305	11,242
Deferred tax assets		**36,343**	39,720	33,575
Other assets		**4,751**	5,075	5,631
TOTAL NON-CURRENT ASSETS		**274,251**	284,677	266,650
TOTAL ASSETS		**767,996**	770,757	722,795
CURRENT LIABILITIES				
Payables		**227,945**	255,691	222,072
Interest bearing liabilities		**711**	1,697	1,676
Current tax liabilities		**20,731**	25,198	9,324
Provisions		**14,048**	13,124	15,734
TOTAL CURRENT LIABILITIES		**263,435**	295,710	248,806
NON-CURRENT LIABILITIES				
Deferred tax liabilities		**250**	250	284
Provisions		**18,691**	20,707	18,364
Other deferred liabilities		**7,074**	6,150	6,943
TOTAL NON-CURRENT LIABILITIES		**26,015**	27,107	25,591
TOTAL LIABILITIES		**289,450**	322,817	274,397
NET ASSETS		**478,546**	447,940	448,398
EQUITY				
Contributed equity		**400,709**	395,365	394,559
Retained profits	5	**77,837**	52,575	53,839
TOTAL EQUITY	6	**478,546**	447,940	448,398

The consolidated statement of financial position is to be read in conjunction with the accompanying notes (including note 10 – Off Balance Sheet Arrangements), set out on pages 13 to 25.

STATEMENT OF CASH FLOWS

FOR THE 26 WEEKS ENDED 29 JANUARY 2005 AND 26 WEEKS ENDED 24 JANUARY 2004

	NOTE	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		1,013,087	954,595
Payments to suppliers and employees (inclusive of goods and services tax)		(946,869)	(842,471)
Interest received		1,894	1,040
Borrowing costs paid		(1,099)	(2,223)
Income taxes paid		(25,465)	(11,023)
Income tax refund received		–	2,806
NET CASH PROVIDED BY OPERATING ACTIVITIES		41,548	102,724
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for property, plant and equipment		(12,234)	(16,656)
Proceeds from sale of property, plant and equipment		12	3
Repayment of Employee Share Plan loans on forfeited shares		49	67
Repayment of Employee Share Plan loans from dividend payments		28	(5)
NET CASH USED IN INVESTING ACTIVITIES		(12,145)	(16,591)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares	6	5,344	–
Proceeds from / (Repayment of) external borrowings		(986)	1,554
Dividends paid:			
Ordinary shares		(25,054)	(12,348)
Reset preference shares		(2,822)	(2,611)
NET CASH USED IN FINANCING ACTIVITIES		(23,518)	(13,405)
NET INCREASE IN CASH HELD		5,885	72,728
CASH AT BEGINNING OF THE FINANCIAL PERIOD		97,844	17,345
CASH AT END OF THE FINANCIAL PERIOD		103,729	90,073

The consolidated statement of cash flows is to be read in conjunction with the accompanying notes set out on pages 13 to 25.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

Basis of Preparation of Financial Report

The half year financial report is a general-purpose financial report which has been prepared in accordance with the Corporations Act 2001, applicable accounting standards including AASB 1029: "Interim Financial Reporting" and Urgent Issues Group Consensus Views.

This report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The same accounting policies have been applied by each entity in the consolidated entity and are consistent with those adopted and disclosed in the annual financial report for the period ended 31 July 2004.

The half-year financial report does include notes of the type normally included in the annual financial report. It is recommended that the half year financial report is read in conjunction with the 2004 Annual Financial Report of David Jones Limited together with any public announcements made by David Jones Limited during the half year ended 29 January 2005 in accordance with the continuous disclosure obligations arising under the Listing Rules of the Australian Stock Exchange.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial period amounts and other disclosures.

The Company is of a kind referred to in Class Order 98/0100, issued by the Australia Securities & Invesiments Commission, relating to the "rounding of" amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Rounding of Amounts

Amounts in the financial report have been rounded to the nearest thousand dollars, or in certain cases, to the nearest dollar, in accordance with the Class Order 98/0100 issued by the Australian Securities & Investments Commission.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

	NOTE	CONSOLIDATED 26 WEEKS ENDED 29 January 2005 $000	CONSOLIDATED 26 WEEKS ENDED 24 January 2004 $000
2. REVENUE FROM ORDINARY ACTIVITIES			
Revenue from sale of goods		977,722	926,328
Other operating revenue		34,617	29,936
TOTAL REVENUE FROM ORDINARY ACTIVITIES		1,012,339	956,264
3. DIVIDENDS PAID			
Ordinary Shares			
Final dividend of 3 cents per fully paid share paid on 5 November 2003.			
Franked at 30% - 3 cents per share		–	12,349
Final dividend of 6 cents per fully paid share paid on 9 November 2004.			
Franked at 30% - 6 cents per share		25,054	–
		25,054	12,349
Reset Preference Shares			
Interim dividend of $4.0833 per share paid 2 February 2004 for the period 1 August 2003 to 31 January 2004 inclusive:			
Franked at 30%		–	2,654
Interim dividend of $ 4.0833 per share paid 1 February 2005 for the period 1 August 2004 to 31 January 2005 inclusive:			
Franked at 30%		2,577	–
		2,577	2,654
Total dividends provided for or paid		27,631	15,003

Dividend Reinvestment Plan

As announced on 3 June 2003, the Company has suspended its Dividend Reinvestment Plan.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

	NOTE	CONSOLIDATED 26 WEEKS ENDED 29 January 2005 CENTS	CONSOLIDATED 26 WEEKS ENDED 24 January 2004 CENTS
4. EARNINGS PER SHARE (EPS)			
Basic EPS		12.1	9.9
Diluted EPS		11.5	9.4

	CONSOLIDATED 26 WEEKS ENDED 29 January 2005 $000	CONSOLIDATED 26 WEEKS ENDED 24 January 2004 $000
Basic EPS		
Net profit/(loss) attributable to members	52,893	43,388
Less: Reset preference share dividends	(2,578)	(2,654)
Adjusted net profit for basic EPS	50,315	40,734

	CONSOLIDATED 26 WEEKS ENDED 29 January 2005 NUMBER	CONSOLIDATED 26 WEEKS ENDED 24 January 2004 NUMBER
Weighted average number of ordinary shares used in the calculation of basic and diluted EPS:		
- Basic earnings per share	416,978,380	411,603,689
- Diluted earnings per share	458,204,585	462,421,464

POTENTIAL ORDINARY SHARES

The 582,985 reset preference shares are potential ordinary shares in accordance with AASB 1027(6). The conversion factor of 70.1754 (2004: 78.1812) is calculated in accordance with the conversion formula provided on page 37 of the Reset Preference Share prospectus issued on 14 May 2002. The current number of potential ordinary shares is 40,911,206 (2003: 50,817,780). Based on conditions existing at 29 January 2005 and 24 January 2004, these potential ordinary shares are dilutive.

OPTIONS

Options to purchase ordinary shares not exercised at 29 January 2005 (24 January 2004) have been included in the determination of diluted earnings per share. At balance date 315,000 options were included as potential ordinary shares (2004: nil).

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

	NOTE	CONSOLIDATED 29 JANUARY 2005 $000	CONSOLIDATED 31 JULY 2004 $000	CONSOLIDATED 24 JANUARY 2004 $000
5. RETAINED PROFITS				
Retained profits at beginning of period		52,575	25,454	25,454
Net profit attributable to members of the parent entity		52,893	65,329	43,388
Dividends recognised during the period	3	(27,631)	(38,208)	(15,003)
Total dividends		(27,631)	(38,208)	(15,003)
RETAINED PROFITS AT END OF PERIOD		77,837	52,575	53,839
6. TOTAL EQUITY RECONCILIATION				
Total equity at beginning of period		447,940	420,013	420,013
Total change in parent entity interest in equity recognised in statement of financial performance		52,893	65,329	43,388
Transactions with owners as owners:				
Contributions of equity:				
Issue of ordinary shares under Executive Option Plan		5,344	806	–
Dividends	3	(27,631)	(38,208)	(15,003)
TOTAL EQUITY AT END OF PERIOD		478,546	447,940	448,398

During the half year ended 29 January 2005 David Jones Limited:

- issued 1,212,000 (24 January 2004: Nil) ordinary shares to employees under the Long Term Incentive Plan for no consideration
- issued 3,940,000 (24 January 2004: Nil) ordinary shares to employees under the Executive Option Plan for a total consideration of $5,343,722
- converted 67,015 (24 January 2004: Nil) reset preference shares into 4,702,786 ordinary shares

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

7. SEGMENT INFORMATION

(a) Business and Geographical Segments

The consolidated entity operates in Australia and is organised into the following divisions by product and service type:

- Department stores comprising David Jones department stores, rack stores and corporate office;
- Credit comprising the David Jones' Card
- Property comprising the land and buildings owned by David Jones Limited and its controlled entities

(b) Segment Accounting Policies

Segment accounting policies are the same as the consolidated entity's accounting policies described in note 1. During the half-year, there were no changes in segment accounting policies that had a material effect on the segment information. Prior period segment information has been restated in accordance with this revised basis of segment classification.

Rent is charged by the property segment to the department stores segment at current market rates and eliminated on consolidation.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

7. SEGMENT INFORMATION (CONTINUED)

Primary reporting – business segments	Department Stores		Credit		Property		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Revenue										
Sales to customers outside the Consolidated Entity	977,723	926,328	–	–		–	–	–	977,723	926,328
Other revenues from customers outside the Consolidated Entity	12,590	11,050	19,936	17,491		–	–	–	32,526	28,541
Inter-segment revenues		–		–	1,732	1,499	(1,732)	(1,499)	–	–
Total segment revenues	990,313	937,378	19,936	17,491	1,732	1,499	(1,732)	(1,499)	1,010,249	954,869
Unallocated revenue									2,090	1,395
Total consolidated revenue									1,012,339	956,264
Results										
Segment results	61,357	51,304	15,303	12,265	1,591	1,367	(1,732)	(1,499)	76,519	63,437
Unallocated expenses									750	(1,183)
Net profit from ordinary activities before income tax expense									77,269	62,254

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

	NOTE	CONSOLIDATED 29 January 2005 $000	CONSOLIDATED 31 July 2004 $000	CONSOLIDATED 24 January 2004 $000
8. CONTINGENT LIABILITIES				
The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information, which would lead them to believe that these liabilities have crystalised and consequently no provisions are included in the financial statements in respect of these matters.				
Employee Share Plan	(i)	–	–	–
Guarantees to third parties in given in the normal course of business		758	843	843
		758	843	843

(i) Employee Share Plan

The company via a Trustee has funded the acquisition of shares in the Company by its employees. An unrealised gain of $547,586 (based on a price of $2.18 per share at 29 January 2005) exists representing the difference between the loan by the Company to the Trustee and the recoverable amount of the shares at 29 January 2005.

In the event that employees forfeit the shares on resignation, all gains net of the book value of $ 1.26 per share at 29 January 2005 vest with the employee. Conversely if the shares are forfeited and sold below the book value, the loss on sale would be borne by the company.

Other Contingent Liabilities

A controlled entity, David Jones Finance Pty Limited, is the borrower of certain finance facilities. The Company and each of its controlled entities guarantee the borrowings of David Jones Finance Pty Limited.

Contingent liabilities in relation to the sale and leaseback transaction are disclosed in note 9.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

9. OFF BALANCE SHEET ARRANGEMENTS

The Statement of Financial Position should be read in conjunction with the following off balance sheet arrangements:

(a) Sale and Leaseback Arrangement

The Consolidated Entity entered into a sale and leaseback arrangement with Deutsche Retail Infrastructure Trust (DRIT) in November 2000 whereby the Elizabeth and Market Streets, Sydney and Bourke Street, Melbourne properties were, in-substance, sold by granting a seventy-nine year head lease with DRIT. The non-refundable proceeds received by the Consolidated Entity of $201.85 million were recorded in the 28 July 2001 financial report as proceeds from the sale of property.

Legally, the Consolidated Entity has a recognised right to set-off the receivables ($201.85 million at inception) under the head lease and payables under the loan agreement ($201.85 million at inception) in order to settle on a net basis.

The Consolidated Entity has entered into operating leases in respect of the properties. The operating leases are for an initial term of thirty years with:

- base rentals calculated on floor space with a 2.5% per annum quarterly increase;
- contingent rentals based on turnover, reviewed every five years, with a set upper and lower limit.

The leases contain two further renewal options of thirty years and twenty years.

Under the arrangement, DRIT will provide funds to the Consolidated Entity for the refurbishment of the properties and a disruption allowance for reduction of rentals due to the impact of disruption during the refurbishments.

In these original arrangements, Deutsche Asset Management (Australia) Limited (DAMAL) as responsible entity for the DRIT was to receive the greater of $100 million or 50% of the market value of the properties in year 2079.

The Consolidated Entity has also entered into agreements with Deutsche Bank AG (DB) whereby:

- The Consolidated Entity waives its right to terminate each of the Head Leases
- DB agrees to pay the 50% of the sale proceeds due to DAMAL on sale of the properties in year 79, or the minimum guarantee amount of $100m, whichever DAMAL is entitled to, on the Consolidated Entity's behalf
- The Consolidated Entity waives any entitlement to 50% of the proceeds of sale of the properties
- The Consolidated Entity waives its right to buy each property by way of a pre-emptive right and by a last right of refusal

Previously an effectively guaranteed residual amount of $100 million may have been payable by the Consolidated Entity in the year 2079 depending on the value of the properties at that time. DB is expected to acquire legal title to the properties at year 2079 and the Consolidated Entity has no contractual right to repurchase the properties during or at the end of the 79 year period.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

9. OFF BALANCE SHEET ARRANGEMENTS (CONTINUED)

(a) Sale and Leaseback Arrangement (continued)

In the original transaction, the Consolidated Entity entered into a put option agreement where elements of DRIT's financing (totalling $146 million) could be put to the Consolidated Entity. This put option is only exercisable in remote circumstances (for example, payment default, demand under or cancellation of David Jones' Syndicated Banking Facility Agreement and trigger events largely associated with the insolvency of the Consolidated Entity). This results in the Consolidated Entity having an element of refinancing risk in the event of a significant fall in the value of the properties, which coincides largely with an insolvency or credit event of the Consolidated Entity. However, equity holders in DRIT take the primary risk of a fall in the improved value of the properties.

The Consolidated Entity has entered into thirty year interest rate swap contracts associated with the transaction. The estimated market values of the payables and receivables under the swaps at 29 January 2005 are $45.279 million and $36.724 million respectively (24 January 2004: $37.173 million and $28.586 million). These amounts have not been recognised in the Statement of Financial Position. The difference between the net cash inflows and outflows is recognised as an expense in the Statement of Financial Performance over the term of the swaps.

(b) Securitisation of David Jones Card Receivables

Receivables from David Jones cardholders are sold to an unrelated third party, in which the consolidated entity has no ownership interest. The Consolidated Entity does not have the capacity to control the unrelated third party and accordingly does not consolidate this entity.

Receivables due from David Jones' cardholders that have been sold to the third party as at 29 January 2005 amount to $437.9 million (2004: $435.6 million). Of this amount $35.4 million (2004: $37.5 million) has been retained by the third party as over collateralisation. As this amount will be paid to a controlled entity, subject to the performance of the card receivables, it has been included in current receivables in the Statement of Financial Position.

The Consolidated Entity retains the risk for bad debts in respect of the total portfolio of securitisation receivables.

Collectability of the credit card receivables is reviewed on an ongoing basis and to the extent that recovery is doubtful, a provision for doubtful debts is recorded by the Consolidated Entity against the securitisation receivable.

The Consolidated Entity is entitled to the residual revenue arising from the underlying receivables after meeting the purchaser's cost of funds, bad debts and expenses.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

10. EVENTS SUBSEQUENT TO BALANCE DATE

An interim dividend of 6 cents per ordinary share (2004: 5 cents) was declared on 22 March 2005 in respect of the 26 week period ending 29 January 2005.

The amount that will be paid on 5 May 2005, based on the number of ordinary shares issued at 29 January 2005, will be $25,320,809 (2004: $20,580,184).

In accordance with AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets" no provision for this dividend has been made in 2005 half-year financial report.

11. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a) Overview

The Consolidated Entity will be required to comply with the Australian equivalents of the International Financial Reporting Standards (A-IFRS), as issued by the Australian Accounting Standards Board, when it reports for the half-year ending 28 January 2006 and year ending 29 July 2006.

The transition rules for adoption of IFRS require the statement of comparative financial statements using Australian equivalents of IFRS, except for AASB 132 "Financial Instruments Disclosure and Presentation" and AASB 139 "Financial Instruments" Recognition and Measurement".

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements (Australian GAAP). The key differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the Consolidated Entity's financial performance and financial position are summarised in (c) below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and A-IFRS.

At the date of this report, the potential impact on the Consolidated Entity's financial performance and financial position on the adoption of IFRS at the transition date of 1 August 2004 has not been fully quantified or presented to the Board for approval. The financial impact of adopting A-IFRS on future years is also dependant on the particular circumstances prevailing in those years.

(b) Management of the Consolidated Entity's Transition to IFRS

In 2003, the Board established a formal project team, comprised of representatives from finance, other departments and third party advisers to manage the Consolidated Entity's convergence to IFRS. The team is chaired by the Finance Director and reports quarterly to the Audit Committee. The IFRS project team has developed a detailed plan for managing the adoption of A-IFRS (including the training of staff and changing systems and internal controls) and is currently on schedule.

The IFRS project team has completed its initial assessment of the impact of A-IFRS on the Consolidated Entity and has identified a number of accounting policy changes that will need to be made.

The project is now in the design phase, which involves the formulation of revised accounting policies and procedures, the design of systems and processes to support the transition to IFRS and the identification of the potential financial effect of adopting A-IFRS. Priority is being given to the preparation of an opening balance sheet and half-year end balance sheet in accordance with A-IFRS as at 1 August 2004 and 29 January 2005 respectively.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

11. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(b) Management of the Consolidated Entity's Transition to IFRS (continued)

The final phase of implementation will be completed by 30 July 2005 and includes the implementation of identified changes to accounting and business procedures, processes and systems. On the completion of this phase of the project the Consolidated Entity will be able to generate fully compliant A-IFRS financial reports.

(c) Key differences

Set out below are the key areas where accounting policies will change and may have an impact on the financial report.

(i) AASB 2: Share Based Payment

Under AASB 2, the fair value of equity instruments issued to employees, as remuneration will be recognised as an expense in the income statement over the relevant vesting periods. This standard is not limited to options and also extends to other forms of equity-based remuneration, such as rights issued under the Consolidated Entity's Long Term Incentive Plan. It applies to all share based payments issued after 7 November 2002, which have not vested as at 1 January 2005. A transitional adjustment to recognise the expense determined by reference to the fair value of all equity instruments issued, will be made retrospectively against retained earnings at transition date. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

(ii) AASB 112: Income Taxes

On transition to AASB 112, a method of accounting for income taxes, known as the "balance sheet liability method" will be adopted, replacing the "tax effect income statement" approach currently used. Under the balance sheet method the Consolidated Entity will recognise deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that adoption of AASB 112 may require the Consolidated Entity to carry substantially higher levels of deferred tax assets and liabilities.

(iii) AASB 117: Leasing

Under AASB 117 there are no apparent substantial changes in accounting requirements for existing leases including the sale and leaseback arrangement referred to in Note 9, however the Consolidated Entity's analysis is still being finalised.

(iv) AASB 136: Impairment of Assets

Under AASB 136 the recoverable amount of assets will be assessed if there is an indication of impairment by comparing the carrying value of the group of assets identified for each "cash generating unit" (CGU) to the recoverable amount of the CGU. Recoverable amount will be determined on a discounted cash flow basis. Impairment losses determined at the transition date will be adjusted against opening retained earnings and future impairment losses will be recognised as an expense. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

11. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(c) Key differences (continued)

(v) AASB 138: Intangible Assets

The Consolidated Entity's current accounting policy is to amortise goodwill over the period of expected benefit. Under AASB 138 goodwill acquired in a business combination will no longer be amortised, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an impairment loss, it will be recognised immediately in the income statement. The prohibition of amortisation of goodwill will have the effect of reducing operating expenses and therefore improve reported profits of the Consolidated Entity, subject to any impairment charges that may be required from time to time.

(vi) AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement

Reset Preference Shares

IFRS has different recognition rules to Australian GAAP in relation to the classification of certain financial instruments. As the conversion option contained in the Consolidated Entity's Reset Preference Shares (RPS) does not expose the holders to any equity risks, the RPS will be classified as a debt instrument under AASB 139. This represents a change from the current classification of the RPS as equity under Australian GAAP. As a result of this debt classification, RPS distributions will most likely be treated as interest expense not dividends, leading to an increase in borrowing costs and a corresponding reduction in reported profit.

Securitisation

Under AASB 132 previously securitised credit card receivables will be brought back on balance sheet at transition and on an on-going basis. There will be no net income statement impact, however interest income and interest expense will be grossed up.

Derivative Instruments

Under AASB 139 the Consolidated Entity's accounting policy will change and all derivatives, whether used as hedging instruments or otherwise, will be recognised on-balance sheet at fair value at each reporting date. Changes in the value of the derivatives, including embedded derivatives that are not closely related to the host contract, will be recorded in the income statement unless hedge accounting requirements are satisfied. Hedge accounting requires strict documentation and "effectiveness testing" to be satisfied. Where hedge effectiveness tests are met, changes in fair value will be recognised directly in equity. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes will be recognised in the income statement. The financial effect of this change in accounting policy at transition and on an ongoing basis is subject to period end market valuations and has not yet been reliably estimated.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

12. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(c) Key differences (continued)

(vi) AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement

Financial Assets and Liabilities

IFRS introduces new measurement requirements for financial assets including the requirement for certain assets such as receivables to be measured at fair value. All receivables need to be assessed for impairment by reference to the recoverable amount or fair value, which is determined by discounting the receivable over the period the amount, is expected to be received. Impairment losses will be recognised as an expense leading to a reduction in reported profit. In addition revenue from sales on interest free terms will reduce due to the effect of discounting. This will be offset by increased interest income in subsequent periods as the effect of the discounting reverses. The future financial effect of this change in accounting policy and the classification of financial assets into the categories prescribed by AASB 139 has not yet been fully completed.

DIRECTORS' DECLARATION

In the opinion of the Directors of David Jones Limited:

(a) the financial statements and notes set out on pages 8 to 25, are in accordance with the Corporations Act 2001, including:

 (i) giving a true and fair view of the financial position of the Consolidated Entity as at 29 January 2005 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

 (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that David Jones Limited and its controlled entities will be able to pay their debts as and when they become due and payable.

Signed pursuant to a Resolution of the Directors:

Sd/-

Robert Savage
Chairman

Sd/-

Mark McInnes
Chief Executive Office

Sydney, 22 March 2005



Ernst & Young Centre

Independent review report to members of David Jones Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements and the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules for the consolidated entity comprising both David Jones Limited (the company) and the entities it controlled during the half year, and the directors' declaration, for the company, for the 26 weeks ended 29 January 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the Corporations Act 2001, and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors' of the company a written Auditors' Independence Declaration a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of David Jones Limited and the entities it controlled during the 26 weeks ended 29 January 2005 is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 29 January 2005 and of its performance for the 26 weeks ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia and the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

S J Ferguson
Partner
Sydney
22 March 2005





Auditor's Independence Declaration to the Directors of David Jones Limited

In relation to our review of the financial report of David Jones Limited for the 26 weeks ended 29 January 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

S J Ferguson
Partner
Sydney
22 March 2005

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW).

DAVID JONES LIMITED

HALF YEAR (1H05) RESULTS

AUGUST 2004 - JANUARY 2005



PRESENTERS

MARK McINNES - CHIEF EXECUTIVE

STEPHEN GODDARD - FINANCE DIRECTOR

1H05 Highlights

Delivering the Strategic Review Targets

- Strong business model
- 1H05 PAT* of $52.9m ↑ 22%
- Company EBIT to Sales ratio ↑ 100 bp
- Department Store EBIT ↑ 19.7%
- Credit Card EBIT ↑ 24.4%
- CODB% ↓ by 120 bp – Cost Efficiency target 1 year ahead of schedule
- 1H05 Gross Profit margin of 37.2%
- Interim Dividend of 6 cps (fully franked) ↑ 20%

* pre reset preference shares (RPS) dividends


1H05 Highlights
Delivering the Strategic Review Targets
1H05 Sales ↑ 5.5% on 1H04
$m
831.6
879.1
900.9
926.3
977.7
1H01
1H02
1H03
1H04
1H05
Strategic Review announced 3 June 2003
3


1H05 Highlights
Delivering the Strategic Review Targets
1H05 Profit After Tax ↑ 22% on 1H04
$m
30.3
27.0
27.4
43.4
52.9
1H01
1H02
1H03
1H04
1H05
Strategic Review announced 3 June 2003
4


1H05 Highlights
Delivering the Strategic Review Targets
1H05 Department Store EBIT ↑ 19.7% on 1H04
$m
31.3
41.9
40.3
49.8
59.6
1H01
1H02
1H03
1H04
1H05
Strategic Review announced 3 June 2003
5


1H05 Highlights
Delivering the Strategic Review Targets
1H05 Credit Card EBIT ↑ 24.4% on 1H04
$m
4.6
6.2
10.2
12.3
15.3
1H01
1H02
1H03
1H04
1H05
Strategic Review announced 3 June 2003
6


1H05 Highlights
Delivering the Strategic Review Targets
1H05 Cost of Doing Business% ↓ 120 bp
%
34
33
32
31
30
29
33.1
31.5
32.5
32.3
31.1
1H01
1H02
1H03
1H04
1H05
Strategic Review announced 3 June 2003
7


1H05 Highlights
Delivering the Strategic Review Targets
1H05 Dividend ↑ 20% on 1H04
cps
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
4.0
4.0
3.0
5.0
6.0
1H01
1H02
1H03
1H04
1H05
Strategic Review announced 3 June 2003
8

EBIT Summary

	1H05	1H04	% Change
Total Sales ($m)	977.7	926.3	+ 5.5%
EBIT Contribution from:			
- Department Stores	59.6	49.8	+ 19.7%
- Credit	15.3	12.3	+ 24.4%
- Property	1.6	1.4	+ 14.3%
EBIT	**76.5**	**63.4**	**+ 20.7%**
EBIT % to Sales Ratio	7.8%	6.8%	+ 100 bp

PAT Comparison

	1H05	1H04	Change
	$m	$m	%
EBIT	76.5	63.4	+20.7%
Interest Income/(Expense)	0.8	(1.1)	N/A
PBT	77.3	62.3	+24.1%
Less Tax	24.4	18.9	+29.1%
PAT	**52.9**	**43.4**	**+21.9%**
EPS (c)	12.1	9.9	+22.2%
DPS (c)	6.0	5.0	+20.0%

Cost of Doing Business

	1H05	1H04	Change
Sales	977.7m	926.3m	+5.5%
CODB	303.8m	299.1m	+1.6%
CODB%	31.1%	32.3%	- 120 bp

4D Statement of Financial Performance:

Employee Expenses	+ 8.5m
Lease & Occupancy	- 4.4m
Depreciation & Amortisation	- 3.0m
Advertising/Merchandising/Visual	+9.1m
Administration	- 3.8m
Other Expenses	- 1.5m
	+4.9m

4D Analysis



Our Strategic Review objective was to reduce non-customer related costs (ie. costs that do not impact our customer service or offering):

Other Revenue

- ↑ 16% or $4.7m - increase in interest received and credit card income

Employee Expenses

- ↑ 5.7% or $8.5m - increase in salaries in line with sales to support service & brand initiatives

Lease & Occupancy

- ↓ 5% or ($4.4m); but disruption allowance for Eliz St & Bourke St $5.8m vs $0.7m LY – adjusted increase in Occupancy 1% reflecting cost efficiency initiatives

4D Analysis



Depreciation & Amortisation

- ↓ 14% or ($3.0m) – cost efficiencies due to lower capex spend ($12.2m in 1H05) and Useful Life of Assets project

Advertising/Merchandising/Visual

- ↑ 36% or $9.1m – increase in competitive advertising, launch of Eliz St G & LG Floors and Bourke St Foodhall. Note: significant one-off cost efficiencies in 1H04 showing decrease of 5% over 1H03 – LFL 1H05 increase approx 15% p.a.over 2 yrs

Administration

- ↓ 22% or ($3.8m) – cost efficiencies in Legal, Consulting, Insurance

Other Expenses

- ↓ 9% or ($1.5m) – cost efficiencies in Finance, Distribution, Layby

Inventory



- LFL inventory increase + 2%
- Balance related to timing due to 53rd week in FY04
- Aged inventory less than 5% of total inventory



Credit - Half Year-end Standard/
Interest Free Receivables
$m
500
400
300
200
100
0
117
143
146
138
1H02
1H03
1H04
1H05
Standard
Interest Free
15

Funds Employed

	1H05 ($m)	1H04 ($m)
Inventory	309.1	290.8
Trade Payables	(228.0)	(222.1)
	81.1	68.7
Receivables - current	54.9	49.0
Other Creditors - current	(11.3)	(11.4)
Working Capital	124.7	106.3
Receivables – non current	4.8	5.6
Other Creditors – non current	(25.8)	(25.3)
Fixed Assets	259.2	253.7
Total Funds Employed	362.9	340.4
Tax Balances	15.4	24.0
Restructuring	(0.4)	(1.7)
Dividend	(2.4)	(2.7)
Net Assets Employed	375.5	360.0
Cash/(Debt)	103.0	88.4
Total Equity	478.5	448.4

Balance Sheet

	1H05 $m	1H04 $m
Current Assets		
Inventory	309.1	290.8
Other Current Assets	184.6	165.3
	493.7	456.1
Non Current Assets		
Property Plant & Equipment	223.8	216.2
Other Non Current Assets	50.4	50.5
	274.2	266.7
Total Assets	767.9	722.8

.... contd.

Balance Sheet

	1H05 $m	1H04 $m
Current Liabilities		
Creditors & Provisions	262.7	247.1
Borrowings	0.7	1.7
	263.4	248.8
Non Current Liabilities		
Creditors & Provisions	26.0	25.6
Borrowings	-	-
	26.0	25.6
Total Liabilities	289.4	274.4
Net Assets & Shareholder Equity	478.5	448.4

Cash Flow

	1H05 $m	1H04 $m
EBITDA	95.0	85.0
Interest	0.8	(1.2)
Tax	(25.5)	(8.2)
Net movement in Working Capital	(28.4)	40.1
Operating Cash Flow	**41.9**	**115.7**
Cash Significant Items	(0.4)	(13.0)
Operating Cash Flow	41.5	102.7
Capital Expenditure	(12.2)	(16.7)
Other	0.1	0.1
Net Investing Cash Flow	(12.1)	(16.6)
Free Cash Flow	29.4	86.1
Dividends	(27.9)	(15.0)
Equity Proceeds	5.3	-
Borrowing Proceeds/(Repayments)	(0.9)	1.6
Net Cash Flow	**5.9**	**72.7**

Financial Health Indicators

	1H05	1H04
EBITDA Fixed Charge cover	3.40	2.98
EBIT Fixed Charge cover	2.93	2.46
EBITDA Interest cover	86.48	37.86
EBIT Interest cover	69.63	28.24
ROFE (7-month average)	20.81%	16.66%
ROE (7-month average)	11.75%	10.39%



Looking Forward
Independent Economic Forecast
Year-to % change
— Real retail turnover
Trend (last 10 years)
Forecasts
10%
8%
6%
4%
2%
0%
-2%
Dec-90
Dec-92
Dec-94
Dec-96
Dec-98
Dec-00
Dec-02
Dec-04
Dec-06
Dec-08
Source : ABS, Access Economics
21

Looking Forward

- We are confident our business model will deliver 5% - 10% p.a. PAT growth & strong dividends in:
  - FY05
  - FY06
- We are confident that through work undertaken to date & initiatives to be implemented, we can outperform the economic cycle in FY07 & FY08



Strategic Review Update
2H05 Outlook

- Expect flat sales growth in 2H05
- Over past 6 months business has prepared for slower revenue growth
- Cost Efficiencies
  - ➢ Already achieved FY05 savings target
  - ➢ Major cost efficiencies in telecommunications contract, marketing contracts, packaging, IT expenses, supply chain, non merchandise procurement
  - ➢ CODB% ↓ by 120 bp – 1 year ahead of Strategic Review Cost Efficiency schedule
  - ➢ Commenced implementation of Cost Efficiency program for FY06 – one off costs to be incurred in 2H05 & cause CODB% ↑ by net 20 bp in 2H05, but FY05 CODB% to be ↓ than FY04 by > 60 bp

Strategic Review Update
2H05 Outlook

- Credit Card
  - ➢ Expect to deliver Credit Card EBIT growth at top end of 5% -10% target in 2H05
- Category Mix & Labour Productivity
  - ➢ Ensure most efficient use of inventory & labour to reflect customer demand without compromising service levels
- Gross Margins
  - ➢ Middle of 36.5% - 36.9% target range

Strategic Review Update

FY06

- Expect flat Sales growth
- Gross Margins bottom of 36.5% - 36.9% target
- Significant opportunities for Cost Efficiency savings – 67 non-merchandise procurement contracts under renegotiation and will deliver savings in FY06
- Targeting CODB% reduction of 20 – 40 bp – implementation has begun
- Credit Card EBIT growth to stabilize at 5% - 10% p.a.
- Ongoing dividend increase in line with Company's PAT increase 5% - 10%

Phase 2 Strategic Review

FY07/FY08

- Over past 6 months work commenced on Phase 2 of Strategic Review
- Have identified initiatives to deliver benefits in FY07 & FY08
- Based on work undertaken to date, confident our business model will enable Company to deliver in each of FY07 & FY08:
  - 5% -10% PAT growth p.a.
  - Strong dividends


Looking Forward
Independent Economic Forecast
Dec-04
Dec-06
Dec-08
Source : ABS, Access Economics
27

FY07

- Sales Revenue
  - ➢ Expect growth of 2.5% - 4%
  - ➢ Independent economists forecasting mild strengthening in consumer spending – should translate into LFL sales revenue growth of 1% - 2% for DJs
  - ➢ New Queen St store scheduled to open mid 06 – double existing floor space – expected to generate revenue growth of 1.5% - 2%
- Cost Efficiencies
  - ➢ Targeted 10 – 20 bp net reduction in CODB%

FY07

- Credit Card
  - ➢ EBIT growth of 5% - 10% p.a.
- Capex
  - ➢ $50m cap p.a.
- Gross Profit
  - ➢ GP margins at middle of target range 36.5% - 36.9%
- Dividend
  - ➢ Ongoing increase in line with Company's PAT increase of 5% - 10%

Looking Forward



Independent Economic Forecast
10%
8%
4%
0%
Dec-04
Dec-06
Dec-08

Source : ABS, Access Economics

FY08

- Sales Revenue growth
  - Premature to provide guidance
  - Independent economists suggest return to stronger consumer spending
- Cost Efficiencies
  - Confident of further sustainable savings being generated
- Credit Card
  - EBIT growth of 5% - 10% p.a.
- Capex
  - $50m cap p.a.
- Dividend
  - Ongoing increase in line with Company's PAT increase of 5% - 10%

Shareholder Reward Program



- Review completed
- Decision to retain & restructure program to ensure it:
  - is the most attractive dept store loyalty offering in the market
  - generates value for all shareholders
  - retains existing customers
- Restructure will deliver $2.5m - $3.5m net cost savings p.a.
- 2 stage restructure:
  - i) Immediate abolition of $50 annual fee
  - ii) As from 1 July 05:
    - Adopt flat 3% discount rate on all merchandise (instead of 7.5% on Apparel, Cosmetics, Homewares & 3% for other categories)
    - reduce minimum shareholding eligibility from 2000 to 1500 ordinary DJ's shares
- Most attractive dept store loyalty offering in the market :
  - 1 card, 1 statement, 1 reward structure
  - No annual fees

Capital Management



- Capital Management review progressing well
- Significant financial arrangements such as banking syndicate and sale & leaseback refinancing due for completion Aug-Nov 05
- Prudent to wait until financial arrangement negotiations are further progressed before making final decision on company's Capital Management alternatives

Dividend



- Interim Dividend of 6 cents per ordinary share (fully franked)
- 20% increase on dividend paid in 1H04 (5cps)
- Indication of Board's & Management's confidence in DJs business model & ability to deliver:
  - PAT growth
  - Dividend growth,

  through the economic cycle

Conclusion



- Delivering the Strategic Review targets
- Focused on the job ahead
- Confident of our business model
- Confident of our guidance for FY05
- Confident of 5% - 10% PAT growth in FY06
- Confident of 5% - 10% PAT growth in FY07 & FY08
- Attractive Dividends in line with Profit growth
- Ability for Capital Management to provide increased shareholder value
- Returning extra cashflows to shareholders in the most efficient manner over time

David Jones Limited
First Half Results Presentation

Questions & Answers

22 March 2005